UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
(Name of Subject Company (Issuer))

ARVP III ACQUISITION, L.P.
ARV ASSISTED LIVING, INC.

(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

029317203
(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARVP III Acquisition, L.P.
ARV Assisted Living, Inc.
501 South Fourth Avenue, Suite 140
Louisville, KY 40202
(502) 719-1600
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person)

With a copy to:
Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. Exhibits
ITEM 13. Information required by Schedule 13e-3
EXHIBIT INDEX
EXHIBIT (A)(1)(A)
EXHIBIT (C)(3)

SCHEDULE TO

     This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amended Statement”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2004, by ARVP III Acquisition, L.P., a California limited partnership (the “Purchaser”), and ARV Assisted Living, Inc., a Delaware corporation (“ARV,” and together with the Purchaser, the “Filing Persons”). ARV is the general partner of the Purchaser. This Amended Statement is being filed in connection with the revised preliminary Offer to Purchase and Consent Solicitation Statement filed with the SEC on the date hereof by the Filing Persons (the “Offer to Purchase”). Because the Offer to Purchase is also serving as a consent solicitation statement by the Purchaser, it has also been filed as part of the amended preliminary proxy statement filed on the date hereof on Schedule 14A by the Filing Persons. This Statement relates to the contemplated offer (the “Offer”) by the Purchaser for all of the outstanding limited partnership units (the “Units”) of American Retirement Villas Properties III, a California limited partnership (the “Partnership”). Because the transactions contemplated by the Offer to Purchase would be a Rule 13e-3 transaction, this Amended Statement is also being filed on the date hereof in compliance with that rule.

     In accordance with the rules of the SEC, the Filing Persons are amending and supplementing the Initial Statement by providing the information set forth below. The information set forth in the Offer to Purchase (including all schedules and annexes thereto) is hereby incorporated by reference herein in answer to the items of this Amended Statement.

ITEM 12. Exhibits

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement*
(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above)
(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Consent Solicitation Statement filed as Exhibit (a)(1)(A) above)

* This Exhibit (a)(1)(A) replaces and supercedes Exhibit (a)(1)(A) contained in the Initial Statement.

ITEM 13. Information required by Schedule 13e-3

     Item 16. Exhibits

(c)(3)	Fiscal Year 2004 Budget for Partnership Properties**

** This Exhibit (c)(3) replaces and supercedes Exhibit (c)(3) contained in the Initial Statement.

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement.*
(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above).
(c)(3)	Fiscal Year 2004 Budget for Partnership Properties.**
(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Consent Solicitation Statement filed as Exhibit (a)(1)(A) above).

* This Exhibit (a)(1)(A) replaces and supercedes Exhibit (a)(1)(A) contained in the Initial Statement.

** This Exhibit (c)(3) replaces and supercedes Exhibit (c)(3) contained in the Initial Statement.

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